UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number
001-35690
001-35691
001-35687
001-35685
001-35688
001-35692
001-35689
001-35686
001-34554

DIRECTV GROUP HOLDINGS, LLC

(successor in interest to DIRECTV)

(Exact name of registrant as specified in its charter)

2260 East Imperial Highway
El Segundo, California 90245
(310) 964-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

DIRECTV HOLDINGS LLC	DIRECTV FINANCING CO., INC.
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Delaware	Delaware
(State or other jurisdiction of Incorporation or Organization)	(State or other jurisdiction of Incorporation or Organization)

2260 East Imperial Highway El Segundo, California 90245 (310) 964-5000	2260 East Imperial Highway El Segundo, California 90245 (310) 964-5000
(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)	(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

and certain subsidiaries identified in the “Table of Additional Registrants” below

2.750% Senior Notes due 2023 (and the guarantees related thereto)
4.375% Senior Notes due 2029 (and the guarantees related thereto)
5.200% Senior Notes due 2033 (and the guarantees related thereto)

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

2.750% Senior Notes due 2023	135
4.375% Senior Notes due 2029	99
5.200% Senior Notes due 2033	64

Table of Additional Registrants(1)

Exact Name of Registrant as Specified in Its Charter	State or Other Jurisdiction of Incorporation or Organization
DIRECTV Customer Services, Inc.	Delaware
DIRECTV Enterprises, LLC	Delaware
DIRECTV Home Services, LLC	Delaware
DIRECTV Merchandising, Inc.	Delaware
DIRECTV, LLC	California
LABC Productions, LLC	California

(1)         The address and telephone number for each of the Additional Registrants, other than DIRECTV Customer Services, Inc., is 2260 East Imperial Highway, El Segundo, California  90245,  (310) 964-5000.  The address and telephone number for DIRECTV Customer Services, Inc. is 5800 N. Meeker Avenue, Boise, Idaho  83704, (208) 363-6000.

Explanatory Note: On July 24, 2015, DIRECTV completed a merger transaction under which DIRECTV merged into Steam Merger Sub, LLC, a wholly-owned direct subsidiary of AT&T Inc. Following the merger, Steam Merger Sub, LLC (a successor in interest to DIRECTV) was renamed DIRECTV Group Holdings, LLC.

Pursuant to the requirements of the Securities Exchange Act of 1934, DIRECTV Group Holdings, LLC, the successor company to DIRECTV, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 9, 2015	DIRECTV Group Holdings, LLC as successor by merger to DIRECTV

	By:	/s/ Wayne A. Wirtz
Name: Wayne A. Wirtz
Title: Assistant Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the additional registrants listed below has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 9, 2015	DIRECTV Holdings LLC DIRECTV Financing Co., Inc. DIRECTV Customer Services, Inc. DIRECTV Enterprises, LLC DIRECTV Home Services, LLC DIRECTV Merchandising, Inc. DIRECTV, LLC LABC Productions, LLC

	By:	/s/ Keith Landenberger
Name: Keith Landenberger
Title: Senior Vice President